UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form N-8F

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [_]   Merger

      [X]   Liquidation

      [_]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [_] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: Alliance New York Municipal Income Fund, Inc. (the "Fund")

3.    Securities and Exchange Commission File No.: 811-10577

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [_] Initial Application     [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                 1345 Avenue of the Americas
                 New York, NY  10105

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                 Lancelot A. King
                 Seward & Kissel LLP
                 901 K Street, N.W.
                 Suite 800
                 Washington, D.C. 20001
                 202-737-8833

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

      Computershare Trust Company, N.A. (records relating to its function as dividend paying agent, transfer agent and registrar for the Fund (common stock))
      P.O. Box 30170
      College Station, TX 77842-3170

      The Bank of New York (records relating to its function as dividend paying agent, transfer agent and registrar for the Fund (preferred shares))
      101 Barclay Street--7W
      New York, NY 10286

      State Street Bank and Trust Company (records relating to its function as custodian and accounting agent for the Fund)
      State Street Corporation CCB/5
      1 Iron Street
      Boston, MA 02210

      AllianceBernstein L.P. (records relating to its function as investment adviser to the Fund)
      1345 Avenue of the Americas
      New York, NY 10105
      (212)969-2132

8.    Classification of fund (check only one):

      [X]   Management company;

      [_]   Unit investment trust; or

      [_]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [_]  Open-end   [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                 Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                 AllianceBernstein L.P.
                 1345 Avenue of the Americas
                 New York, NY 10105

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                 AllianceBernstein Investments, Inc.
                 1345 Avenue of the Americas
                 New York, NY 10105

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositor's name(s) and address(es): N/A

      (b)   Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [_] Yes   [X] No

         If Yes, for each UIT state:

         Name(s):

         File No.: 811-____

         Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes   [_] No

            If Yes, state the date on which the board vote took place:

            May 5, 2015

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X] Yes   [_] No

            If Yes, state the date on which the shareholder vote took place:

            August 3, 2015

            If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X] Yes   [_] No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

            September 22, 2015

      (b)   Were the distributions made on the basis of net assets?

            [X] Yes  [_] No

      (c)   Were the distributions made pro rata based on share ownership?

            [X] Yes  [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            [_] Yes  [X] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:

      Has the fund issued senior securities?

      [X] Yes  [_] No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

      In accordance with the Fund's Plan of Liquidation and Dissolution, filed as Exhibit A to the Fund's Proxy Statement filed with the Securities and Exchange Commission on June 8, 2016 (Accession No. 0000919574-15-004806), the method of calculating payments to senior securityholders (the "Preferred Shareholders") and distributions to other shareholders (the "Common Shareholders") was as follows:

            First, to the Preferred Shareholders, the amount of $25,000 per share of preferred stock, plus an amount equal to all accumulated but unpaid dividends thereon (whether or not earned or declared) up to, but not including, the date of such liquidating distribution, in same-day funds.

            Second, after determination of any dividend to be paid to Preferred Shareholders, all remaining amounts are to be paid to the Common Shareholders, ratably according to the number of shares of common stock of the Fund held by such Common Shareholders on the liquidation date. In the event the assets of the Fund available for distribution upon liquidation to the Preferred Shareholders are insufficient to make full payments to which such holders are entitled in accordance with the Charter or By-Laws of the Fund, payment shall be made pro rata among all such Preferred Shareholders.

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [X] Yes  [_] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b)   Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [_] Yes  [X] No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [_] Yes  [X] No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [_] Yes [_] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

            [_] Yes  [X] No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            i.    Legal expenses: $100,408

            ii.   Accounting expenses: $0

            iii.  Other expenses (list and identify separately):

                  Proxy Solicitation: $7,730

                  Transfer Agent: $6,650

                  Total expenses (sum of lines (i)-(iii) above):  $114,788

      (b)   How were those expenses allocated?

            The expenses were allocated to the Fund.

      (c)   Who paid those expenses?

            All expenses were paid by the Fund.

      (d)   How did the fund pay for unamortized expenses (if any)?

            N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

            [_] Yes  [X] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [_] Yes  [X] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [_] Yes  [X] No

      If Yes, describe the nature and extent of those activities:

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:

      (b) State the Investment Company Act file number of the fund surviving the Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form:

                                  VERIFICATION

            The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Alliance New York Municipal Income Fund, Inc., (ii) he is the Assistant Secretary of Alliance New York Municipal Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                        (Signature)


                                                        /s/ Stephen J. Laffey
                                                        ---------------------
                                                        Stephen J. Laffey
                                                        Assistant Secretary